UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-42737

ALMONTY INDUSTRIES INC.

(Translation of registrant’s name into English)

100 King Street West, Suite 5700

Toronto, ON M5X 1C7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 10.1 and 99.1 of this Form 6-K of Almonty Industries Inc. (the “Company”) is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-288536) of the Company, as amended or supplemented.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
10.1	Underwriting Agreement dated July 13, 2025, by and between the Company and Oppenheimer & Co. Inc., as Representative
99.1	Material Change Report dated July 12, 2025
99.2	Press Release, dated July 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMONTY INDUSTRIES INC.

Date: July 14, 2025
	By:	/s/ Lewis Black
	Name:	Lewis Black
	Title:	Chairman, President, Chief Executive Officer and Director